Exhibit (a)(5)(iv)

Press Release

Ono Announces Results of Tender Offer to Acquire Deciphera Pharmaceuticals and

Completion of Acquisition of Deciphera (a Wholly Owned Subsidiary of Ono)

Osaka, Japan and Waltham, Massachusetts, June 11, 2024 – Ono Pharmaceutical Co., Ltd. (Chairman and CEO: Gyo Sagara, “Ono”) today announced that it has successfully completed the tender offer, previously announced on April 30, 2024, to acquire all outstanding shares of common stock of a U.S. biopharmaceutical company, Deciphera Pharmaceuticals, Inc. (Nasdaq: DCPH, CEO: Steven L. Hoerter, “Deciphera”) for US$25.60 per share (total amount of approximately US$2.4 billion) net to the seller in cash, without interest thereon and less any applicable withholding taxes, through its wholly owned subsidiary, Topaz Merger Sub, Inc. (“Merger Sub”), established in the State of Delaware, United States, solely for the purpose of engaging in the transactions contemplated in the Merger Agreement.

The tender offer commenced on May 13, 2024, New York City time, and, as set forth below, expired at one minute after 11:59 p.m., New York City time, on June 10, 2024.

On June 11, 2024, following the completion of the tender offer, Merger Sub merged with and into Deciphera with Deciphera continuing as the surviving corporation and a wholly owned subsidiary of Ono. In connection with the acquisition, Deciphera shares ceased to be traded on Nasdaq as of the date of closing of the acquisition and shares of Deciphera’s common stock will be delisted from Nasdaq.

“We are very pleased to welcome Deciphera into the family,” said Gyo Sagara, Chairman and CEO of Ono. “Through this acquisition, we will leverage Deciphera’s excellent research and development capabilities in the oncology field and its sales power in Europe and the United States, and work to further accelerate the expansion of our pipeline and global expansion, which are part of our growth strategies.”

“We are excited to enter a new phase as part of the family of Ono Pharmaceuticals, that has as its mission to contribute to society through the discovery and development of innovative drugs, under the corporate philosophy “Dedicated to the Fight against Disease and Pain,”” said Steven L. Hoerter, President and CEO of Deciphera. “By fully leveraging the research and development capabilities and commercialization platforms of both companies, we look forward to significantly contributing to the growth of the Ono Group as a global specialty pharma company.”

Particulars

1.	Results of the tender offer

(1)	Overview of the tender offer

	① Name of the tender offeror :	Topaz Merger Sub, Inc.

	② Name of the target company :	Deciphera Pharmaceuticals, Inc.

③ Types of shares, etc. subject to tender offer : Common stock

	④ Tender offer price :	US$25.60 per share net to the seller in cash, without interest thereon and less any applicable withholding taxes

	⑤ Period of the tender offer :	From May 13, 2024 to one minute after 11:59 p.m., New York City time, on June 10, 2024

⑥ Minimum condition :

Consummation of the tender offer was subject to a condition that a majority of Deciphera’s outstanding shares of common stock at the time of the expiration of the tender offer shall have been validly tendered and not validly withdrawn. The offer was subject to the satisfaction or waiver of various other conditions.

(2)	Results of the tender offer

①	Application status (as of one minute after 11:59 p.m., New York City time, on June 10, 2024)

76,413,423 shares representing 88.25% of the outstanding shares of common stock of Deciphera were validly tendered and not validly withdrawn.

②	Outcome of the tender offer

As the number of shares of Deciphera common stock validly tendered met and exceeded the minimum condition stated in 1. (1) ⑥ above, the tender offer was consummated.

(3)	Merger procedures following the tender offer

On June 11, 2024, New York City time, pursuant to Section 251(h) of the Delaware General Corporation Law, Merger Sub merged with and into Deciphera, with Deciphera continuing as the surviving corporation, and Deciphera became a wholly-owned subsidiary of Ono. As a result, as of that day, Deciphera shares not tendered in the tender offer (excluding shares of common stock held by Deciphera as treasury shares which were extinguished without consideration, Deciphera shares of common stock held by Ono or Merger Sub, and shares for which appraisal rights were exercised pursuant to Delaware law) were converted into the right to receive US$25.60 per share net to the seller in cash, without interest thereon and less any applicable withholding taxes, the same as the tender offer price.

Overview of Deciphera (prior to the completion of the acquisition on June 11, 2024):

(1)	Company	Deciphera Pharmaceuticals, Inc.

(2)	Address	200 Smith Street Waltham, MA 02541, USA

(3)	Representative’s Title and Name	President & CEO, Steven L. Hoerter

(4)	Business Description	R&D and Commercialization of pharmaceuticals

(5)	Stated Capital	US $ 805 thousand (as of December 31, 2023)

(6)	Year of Establishment	2017 (initial company Deciphera Pharmaceuticals, LLC was formed in 2003)
(7)	Major shareholders and ownership ratio (as of March 31, 2024)	Brightstar Associates LLC: 28.1% Redmile Group, LLC: 10.2% Blackrock Inc.: 7.3% Deerfield Mgmt, L.P.: 7.0%

(8)	Relationship between Ono and Deciphera	Capital Relationship	N.A.
		Personal Relationship	N.A.
		Business Relationship	N.A.
		Status of A Related Party	N.A.

(9)	Deciphera’s consolidated operating results and consolidated financial position for the past three years(*1)

	Accounting Period (Unit: thousands of US $)	Fiscal year ended December 2021	Fiscal year ended December 2022	Fiscal year ended December 2023

	Total Equity	304,720	341,691	350,916

	Total Assets	429,484	454,039	473,566

	Equity per share (US $)(*2)	5.25	4.53	4.13

	Revenue	96,148	134,036	163,356

	Operating Loss	(300,077)	(182,722)	(210,958)

	Net Loss	(299,964)	(178,931)	(194,942)

	Net loss per share (US $)	(5.16)	(2.37)	(2.29)

	Dividend per share (US $)	-	-	-

*1:

Information from Deciphera’s Annual Report on Form 10-K, for the fiscal years ended December 31, 2022 and December 31, 2023, filed by Deciphera with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 and February 7, 2024, respectively.

*2:	Calculated by total equity divided by weighted average common shares outstanding.

Financial Impact of the Acquisition

ONO is still reviewing the impact of this acquisition on our business performance. Should there be any events to be disclosed in the future, we will announce them in a timely manner.